Exhibit (d)(6)

Global Commercial Banking

August 26, 2013

Fifth Third Bank

222 South Riverside Plaza, Suite 3000

Chicago, IL 60606

Attention:	Kyle Silberman
Please email to: kyle.silberman@53.com

Re: $100.0 million Secured Credit Facilities

Ladies and Gentlemen:

Bank of America, N.A. (the “Lender”) is pleased to commit to American CyberSystems, Inc. (the “Borrower”) to provide a portion of the above referenced Facilities, for which Fifth Third Bank will act as the Lead Arranger & Sole Bookrunner on the terms and conditions set forth in the Term Sheet (amended to include a step-down of the Maximum Senior Leverage Rate of 2.5x no later than 9/30/2015). Our offered commitment amount (“Offered Commitment Amount”) is up to $25,000,000 of the Secured Credit Facilities.

The Lender acknowledges that it has, independently and without reliance upon Fifth Third Bank or any of its affiliates, or any other bank and based on the financial statements of the Borrower and such other documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this commitment.

The Lender also acknowledges that entering into the Secured Credit Facilities is subject to satisfactory documentation substantially on the terms and conditions set forth in the Term Sheet. The Lead Arranger shall have no liability or responsibility to the Lender if such Facilities are not entered into.

The Lender understands and agrees that the proposed Offered Commitment Amount is subject to acceptance by the Borrower and the Lead Arranger. The Offered Commitment Amount may be reduced by the Borrower and the Lead Arranger and that the Lead Arranger will notify the Lender of the amount of the Lender’s accepted commitment (“Allocated Commitment”). The Lender shall be paid a closing fee of no less than 0.25% of the Allocated Commitment.

Very truly yours,

Bank of America, N.A

By:	/s/ John G. Taylor

John G. Taylor

Title:	Senior Vice President

Bank of America, N.A., GA1-006-13-15

600 Peachtree Street, 13th Floor, Atlanta, GA 30308-2265

Member FDIC

Recycled Paper

Confidential Summary of Terms

Borrower:	American CyberSystems, Inc. (the “Borrower”).

Guarantors:	ACS Global Sourcing, Inc., ACS Global Sourcing Canada, Inc., TechGenics, Inc., Proficient Business Systems, Inc., Global Managed Services, ACS Global Tech Solutions Private Limited, an Indian corporation (the “Foreign Entity Guarantor”). HireGenics, Inc., VersoGenics, Inc., Comforce Corporation, and each of the Borrower’s existing (to the extent not listed above) and future subsidiaries (including, upon consummation of the Acquisition, the Target) will provide unlimited joint and several guarantees of all obligations of the Borrower (i) under the Facilities, (ii) under any interest rate protection or other hedging arrangements (other than swap obligations to the extent the guaranty of (or security interest with respect to) such obligations is illegal under the Commodity Exchange Act) entered into with the Administrative Agent, an entity that is a Lender at the time of such transaction, or any affiliate of any of the foregoing (“Hedging Liabilities”) and (iii) with respect to ACH, funds transfer and deposit account liabilities, and other bank product liabilities owed to the Administrative Agent, an entity that is a Lender at the time of such transaction, or any affiliate of any of the foregoing (“Bank Product Liabilities”) (collectively, the “Guarantors”).

Administrative Agent:	Fifth Third Bank (“Fifth Third”) will act as sole administrative agent and collateral agent (collectively, in such capacities, the “Administrative Agent”) and will perform the duties customarily associated with such roles.

Sole Lead Arranger and Sole Bookrunner:	Fifth Third will act as sole lead arranger and sole bookrunner (collectively, in such capacities, the “Arranger”) and will perform the duties customarily associated with such roles.

Lenders:	Fifth Third and a syndicate of other banks, financial institutions, and other entities (“Lenders”) acceptable to the Borrower and the Arranger arranged by the Arranger on a best efforts basis.

Type and Amount of Facilities:	A.	$70.0 million revolving credit facility, with a sublimit of up to $3.0 million for letters of credit (the “Letters of Credit”) and $10.0 million for swing line loans (the “Revolver”).

B.	$30.0 million term loan facility (the “Term Loan”) fully funded on the Closing Date.

The Revolver (including the Letter of Credit and swingline sublimits) and the Term Loan are collectively referred to as the “Facilities”.

Interest Rates and Fees:	Interest rates and certain fees in connection with the Facilities will be as specified on Schedule I attached hereto.

Letters of Credit:	Up to $3.0 million of the Revolver shall be available for the issuance of Letters of Credit by Fifth Third. No Letter of Credit shall expire later than the earlier of one year from the date of issuance or 30 days prior to the Termination Date. Outstanding Letters of Credit will reduce availability under the Revolver on a dollar-for-dollar basis, with credit risk on the Letters of Credit allocated ratably among the Revolver Lenders.

Swing Line Facility:	Up to $10.0 million of the Revolver shall be available for swing line loans from Fifth Third. Outstanding swing line loans will reduce availability under the Revolver on a dollar-for-dollar basis, with the credit risk on swing line loans allocated ratably among the Revolver Lenders. No swing line loan will be outstanding longer than 5 days. At the option of the Borrower, outstanding swing line loans will bear interest prior to maturity at (a) the rate offered by Fifth Third at its discretion or (b) at the rate applicable to loans under the Revolver that bear interest with reference to the Base Rate.

Documentation:	The final documentation for the Facilities will include, among other items, a credit agreement, an intercreditor agreement, a security agreement, and other appropriate collateral documents (collectively, the “Financing Documentation”), all consistent with this Term Sheet. In preparing the Financing Documentation, due consideration will be given to the existing Credit Agreement dated as of September 24, 2012, by and among the Borrower, the Guarantors party thereto, the Lenders party thereto, Branch Banking and Trust Company, as Administrative Agent, and BB&T Capital Markets and Fifth Third Bank, as Joint Lead Arrangers (the “Existing Credit Agreement”) and the Loan Documents, as defined in the Existing Credit Agreement, including with respect to eligibility criteria, mandatory prepayments, representations and warranties, financial and other covenants, and events of default.

Purpose:	Proceeds under the Facilities will be used to finance the acquisition (the “Acquisition”) of all of the equity of Analysts International

Corporation (the “Target”), to refinance existing indebtedness, to finance capital expenditures, to finance working capital, to finance Permitted Acquisitions, for general corporate purposes and to fund certain fees and expenses associated with the closing of the Facilities, the Acquisition, and related transactions.

Termination Date for the Facilities:	4 years from of the Closing Date (the “Termination Date”); provided that, in the event that the existing maturity date for the Subordinated Debt is not extended to be at least 4 years and 6 months after the Closing Date, the Termination Date shall be the date occurring six months prior to such maturity date for the Subordinated Debt.

Amortization Of Term Loan:	The Term Loan is payable in quarterly installments of $750,000 commencing on the last business day of the quarter after the Closing Date and continuing on the last day of each March, June, September, and December, thereafter until the Termination Date, at which time the outstanding principal amount is payable in full.

Security:	The Facilities, together with Hedging Liabilities and Bank Product Liabilities, will be secured by a first priority, valid, and perfected security interest in and lien upon substantially all of the tangible and intangible personal property of the Borrower and the Guarantors, including, but not limited to, all accounts receivable, inventory, equipment, and equity issued by any person owned by the Borrower and each Guarantor (equity of foreign subsidiaries limited to 65% of the equity issued by first tier foreign subsidiaries; provided that, there shall be no lien on the equity issued by the Foreign Entity Guarantor) (collectively, the “Collateral”), with exceptions and provisions to be substantially similar to those set forth in the Existing Credit Agreement and the Collateral Documents, as defined in the Existing Credit Agreement. On the Closing Date, such security interests and liens will have become perfected (or arrangements for the perfection thereof reasonably satisfactory to the Administrative Agent will have been made).

Availability:	Revolver outstandings, including any Letters of Credit and swing line loans, not to exceed sum of (a) up to 85% of eligible billed receivables, plus (b) the lesser of (i) up to 70% of eligible unbilled receivables and (ii) 20% of the foregoing clause (a) at such time (the “Borrowing Base”).

Ineligible accounts will include, but not be limited to, accounts over 90 days past the original invoice date (which invoices shall be based on net 30 day terms), contra accounts, foreign accounts not backed by letters of credit, consignment-sale receivables, bill-and-holds, progress billings, and pre-billed accounts. The advance rate will be subject to a dilution test.

Advance rates, eligibility criteria, and reserves against the borrowing base to be determined by the Administrative Agent based on the results of a pre-closing and subsequent collateral audits.

Mandatory Prepayments:	100% of any equity issuance by the Borrower, 100% of any proceeds of indebtedness for borrowed money, and 100% of insurance or contribution proceeds not reinvested/asset sales/dispositions outside the normal course and, in each case, above certain baskets and certain exceptions to be determined. In addition, in the event that the Borrower makes a Permitted Acquisition after the Closing Date, an excess cash flow recapture provision of 50% shall require prepayment after the occurrence of such Permitted Acquisition within 90 days of each fiscal-year end. The excess cash flow requirement will terminate if the Senior Leverage Ratio is less than 2.0x as of the end of any fiscal quarter and no default exists under the Facilities.

All mandatory prepayments shall be applied first to Term Loan until paid in full (such payments being applied to the remaining amortization payments on the Term Loan in the inverse order of maturity/on a pro rata basis), and then to the Revolver.

Conditions Precedent:	Those customary for similar credit facilities and others appropriate in the judgment of the Administrative Agent, including but not limited to:

•	All legal, tax and regulatory matters relating to the Facilities and any transactions financed with the proceeds thereof shall be satisfactory to the Administrative Agent and the Lenders.

•	Satisfactory completion of due diligence with respect to the Borrower, the Guarantors and the Target including the Administrative Agent’s confirmatory third-party due diligence consisting of, among other things, a collateral audit and management background checks, all conducted by firms acceptable to the Administrative Agent.

•	Receipt of audited financial statements and unaudited quarterly financial statements (including an income statement, a balance sheet, and a cash flow statement) for the prior three years, and a closing balance sheet adjusted to give effect to the Closing Date transactions and three year projected financials for the Borrower and its subsidiaries, all in form and substance acceptable to the Administrative Agent.

•	The Acquisition shall have been approved by the Target’s directors and (if necessary) shareholders, and all necessary legal and regulatory approvals with respect to the Acquisition shall have been obtained. There shall be no injunction, temporary restraining order or other legal action in effect which would prohibit the closing of the Acquisition or the closing and funding of the Facilities.

•	The Administrative Agent shall have received certifications of the solvency of the Borrower and each of the Guarantors on a stand-alone basis and on a consolidated basis, including the Target and of the Borrower on a consolidated basis after giving effect to the Acquisition.

•	The Administrative Agent shall have received from the Borrower a detailed integration plan with respect to the Acquisition and the Target.

•	All representations and warranties will be true and correct.

•	No default will exist.

•	Preparation, execution and delivery of the Financing Documentation, which will contain those provisions customary for similar credit facilities, acceptable to the Administrative Agent, the Lenders, and the Borrower.

•	Listing of the Administrative Agent as an additional insured, as lender’s loss payee and/or mortgagee, as appropriate, with respect to those insurance policies requested by the Administrative Agent.

•	Receipt of the other customary closing documentation, including resolutions, organizational documents, good standing certificates, and legal opinions of the Borrower and Guarantor’s counsel acceptable to the Administrative Agent.

•	Repayment and cancellation of existing credit facilities.

•	Payment of all fees owing to the Administrative Agent and the Lenders.

•	No material adverse change in the business, condition (financial or otherwise), operations, performance, properties or prospects of the Borrower or any Guarantor or the Target from that reflected in the December 31, 2012 financial statements shall have occurred.

•	Neither the Borrower nor the Target shall have obtained or attempted to obtain, place, arrange or renew any debt financing prior to the Closing Date.

•	Satisfactory corporate and capital structure of the Borrower and its subsidiaries, including, without limitation, aggregate subordinated debt outstanding of $23.2 million (the “Subordinated Debt”) from Abry.

•	Receipt of (i) documents for the Subordinated Debt (and all payment, covenant, default, subordination, and other material terms and conditions of the Subordinated Debt shall be acceptable to the Administrative Agent (the covenants for Subordinated Debt shall be no more restrictive than those for the Facilities), (ii) an intercreditor agreement executed and delivered by the holders of the Subordinated Debt, in form and substance acceptable to the Administrative Agent, including prohibition on any cash principal or interest payments, and (iii) approval of the Acquisition by the holders of the Subordinated Debt.

•	The stock or asset purchase agreement and any related merger agreement (collectively, the “Acquisition Agreement”) shall be in form and substance satisfactory to the Administrative Agent, including, without limitation, a purchase price not to exceed $40.0 million. The representations and warranties in the Acquisition Agreement shall be true and correct as of the Closing Date, and the Acquisition shall close concurrently with the initial funding under the Facilities without the waiver by the acquiror of any material conditions to its obligations under the Acquisition Agreement.

•	Minimum excess availability under the Revolver and the Borrowing Base of $10.0 million at closing.

Representations & Warranties:	Those customary for similar credit facilities and other appropriate in the judgment of the Administrative Agent, including, but not limited to: Existence and Power; Organizational and Governmental Authorizations; No Contravention; Binding Effect; Financial Information; Litigation; Compliance with ERISA: Compliance with Laws; Payment of Taxes; Subsidiaries; Investment Company Act; All Consents Required; Ownership of Property; Liens; Full Disclosure; Environmental Matters; Compliance with Laws; Capital Securities; Margin Stock; Insolvency; Security Documents; Labor Matters; Patents, Trademarks, Etc.; Insurance; Anti-Terrorism Laws; Ownership Structure; Reports Accurate; Disclosure; Location of Offices; Affiliate Transactions; Broker’s Fees; Survival of Representations and Warranties, Etc.; Loans and Investments; No Default or Event of Default; USA PATRIOT ACT; OFAC; Material Contracts; Collateral Disclosure Certificates.

Financial Covenants:	Each of the following measured on a consolidated basis in accordance with GAAP for the Borrower and its subsidiaries:

Maximum Senior Leverage Ratio of 3.00x, defined as the ratio of Senior Funded Debt as of the end of the most recent fiscal quarter to EBITDA for the most recently-ended four fiscal quarters. Senior Funded Debt is defined as all indebtedness for borrowed money and guaranties of the same, excluding the Subordinated Debt.

Fixed Charge Coverage Ratio of not less than 1.25x, defined as the ratio of (i) EBITDA plus rent expense for the most recently-ended four fiscal quarters less the sum of (a) unfinanced maintenance capital expenditures during the same period, (b) restricted payments and earn out obligations paid during the same period, and (c) cash taxes paid during the same period, to (ii) the sum of (a) the current portion of scheduled cash principal payments on all indebtedness, other than Subordinated Debt, coming due during the next four fiscal quarters, (b) any earn out obligations paid during the most recently-ended four fiscal quarters, (c) rent expense paid during the same period, and (d) cash interest expense paid during the same period.

EBITDA is defined as the sum of net income, taxes, interest expense, depreciation and amortization less non-cash gains plus EBITDA of the target of a Permitted Acquisition during all relevant periods. The Administrative Agent shall have approval rights over any pro forma EBITDA adjustments relating to any Permitted Acquisition.

Other Covenants:	Those customary for similar credit facilities and others appropriate in the judgment of the Administrative Agent, including, but not limited to:

•	Prohibition on the pledging of assets to secure indebtedness with the exception of agreed-upon baskets of liens, including acceptable purchase money liens.

•	Limitations on additional indebtedness, dividends and other distributions and equity repurchases, restrictions on subsidiaries’ ability to pay dividends, mergers and acquisitions, asset sales, investments, loans, advances, guarantees, capital expenditures, operating leases, affiliate transactions, use of proceeds, changes to material agreements, change in the nature of business, and modifications of Subordinated Debt documents.

•	Compliance with laws, including environmental, ERISA and OFAC sanctions programs.

•	Preservation and maintenance of existence.

•	Payment of taxes.

•	Permitted inspections and field exams.

•	Maintenance of property and insurance.

•	The Borrower shall, during the term of the Facilities, maintain all operating accounts at the Administrative Agent.

Permitted Acquisitions:	The Borrower may make acquisitions of other businesses (each a “Permitted Acquisition”) which satisfy all of the following criteria:

•	Each acquisition shall be in the Borrower’s line of business and have its primary operations in the US. The Borrower must be the surviving entity in any merger to which it is a party. The acquisition shall be non-hostile.

•	No default shall exist or shall result from the acquisition. Demonstration to the satisfaction of the Administrative Agent of pro forma compliance with all financial covenants (looking back four complete fiscal quarters) after giving effect to the acquisition. Minimum availability under the Revolver and Borrowing Base after giving effect to the acquisition and any credit extensions in connection therewith of $15.0 million.

•	The acquired business must have been audited by a nationally recognized accounting firm or have undergone review by an accounting firm acceptable to the Administrative Agent as part of the acquisition due diligence.

Reporting Requirements:	Reporting requirements will include, but not be limited to, the following:

•	Annual audited consolidated and consolidating financial statements for the Borrower and its subsidiaries within 120 days of fiscal year end.

•	Quarterly covenant compliance certificates signed by the Borrower’s Chief Financial Officer within 30 days of quarter end.

•	Quarterly company-prepared consolidated and consolidating financial statements for the Borrower and its subsidiaries within 30 days of quarter end.

•	A copy of the Borrower’s operating budget not later than 120 days after the end of each fiscal year.

•	Monthly borrowing base certificates signed by the Borrower’s Chief Financial Officer, monthly consolidated and consolidating financial statements for borrower and its subsidiaries, along with certified accounts payable and accounts receivable aging reports, within 20 days of month end. Collateral audits may be conducted by the Administrative Agent at the Borrower’s expense during the term of the Facilities at intervals to be determined provided, absent a default, the Borrower shall not be required to pay for more than one such audit per year.

•	Notice of any default within 5 business days of obtaining knowledge of such default.

•	Such other information as the Administrative Agent or any other Lender may reasonably request.

Events of Default:	Those customary for similar credit facilities and others appropriate in the judgment of the Administrative Agent, including but not limited to: failure to pay any interest, principal or fees when due, failure to satisfy any covenant, untrue representations or warranties, invalidity of any loan documents, contesting of loan documents, default under other debt agreements, insolvency, bankruptcy, change of control, ERISA, judgment defaults, impairment of liens, tax liens, default under material contracts, Guarantor failure to pay, death of Rajiv Sardana, breach of intercreditor agreement, default under Subordinated Debt documents, and material adverse effect.

Assignments & Participations:	Each Lender will be permitted to make assignments in minimum amounts of $5,000,000 (with respect to assignments under the Revolver) and $1,000,000 (with respect to assignments of the Term Loan). Minimums do not apply to assignments to a Lender, an affiliate of a Lender or a related fund or to assignments by a Lender of all of its Loans and commitments, and minimums may be waived with consent of the Administrative Agent and (unless a default exists) the Borrower.

Consents of the Borrower and the Administrative Agent are required for each assignment, which consents shall not be unreasonably withheld or delayed, except that the Borrower’s consent shall not be required during a default or in the case of an assignment to a Lender, an affiliate of a Lender or a related fund. The Administrative Agent’s consent shall not be required (x) in the case of an assignment under the Revolver to a Lender with a Revolver commitment, an affiliate of such Lender or a related fund with respect to such Lender or (y) in the case of an assignment of a portion of the Term Loan to a Lender, an affiliate of a Lender or a related fund.

The Lenders will also have the right to sell participations, subject to customary limitations on voting rights, in their respective shares of the Facilities.

Required Lenders:	66 2/3%.

Yield Maintenance and Contingencies:	Those customary for similar credit facilities and others appropriate in the judgment of the Administrative Agent to protect the Lenders in the event of prepayment (funding indemnity), unavailability of funding, capital adequacy requirements, and increased costs.

Expenses:	The Borrower shall pay all reasonable costs and expenses of the Administrative Agent and the Arranger incurred in connection with the negotiation, preparation, administration and syndication of the Facilities, and all due diligence related thereto, including without limitation, the reasonable legal fees of the Arranger’s and the Administrative Agent’s counsel, regardless of whether the Facilities are closed. The Borrower shall also pay all reasonable costs and expenses of the Administrative Agent and Lenders, including without limitation their reasonable legal fees, incurred in connection with the enforcement of their rights under the Financing Documentation and in connection with any Borrower default.

Closing Date:	The date upon which the Financing Documentation has been executed and delivered by the parties thereto and the conditions precedent to the initial funding thereunder have been satisfied or waived in accordance with the terms thereof, which date is targeted to be December 31, 2013.

Indemnification:	The Lenders will be indemnified against all losses, liabilities, claims, damages, or expenses relating to the Borrower’s use of loan proceeds or the commitments or environmental problems, including but not limited to reasonable attorneys’ fees.

Governing Law:	New York.

Counsel to the Arranger and Administrative Agent:	Chapman and Cutler LLP.

Schedule I

Interest Rates and Certain Fees

Interest Rates:	At the Borrower’s option, each loan will bear interest at either (a) the Base Rate plus 1.00% for advances under the Revolver and plus 2.00% for advances under the Term Loan or (b) the reserve adjusted LIBOR Rate plus 2.00% for advances under the Revolver and plus 3.00% for advances under the Term Loan. The Base Rate will be a floating rate that will be equal to the greatest of (x) the prime rate announced by Fifth Third from time to time, (y) for any day, the federal funds rate on such day plus .50%, and (z) for any day, the reserve adjusted LIBOR rate for a one month interest period on such day plus 1.00%. The Base Rate will be calculated on an actual day/365 day year basis and will be payable monthly in arrears. The reserve adjusted LIBOR Rate will have the meaning, and will be calculated in a manner, customary and appropriate for financings of this type. The reserve adjusted LIBOR Rate will be fixed for interest periods of one, two and three months, calculated on an actual day/360 day year basis and will be payable on the last day of the applicable interest period. No reserve adjusted LIBOR Rate loans will be available during a default. Interest rates on all loans will increase by 2.00% per annum after default.

Commitment Fee:	A Commitment Fee is payable quarterly in arrears to the Revolver Lenders on the average daily unused amount of the Revolver at .375% per annum.

Letter of Credit Fees:	A fronting fee of .125% of the face amount of each Letter of Credit issued shall be payable to Fifth Third as the issuing bank. A per annum participation fee equal to 2.25% on the undrawn amount of each outstanding Letter of Credit is payable quarterly in arrears to Revolver Lenders. The Borrower shall also pay the Administrative Agent’s standard letter of credit documentary and processing charges.